ECHO MIND Ai

Making Ultrasound Diagnostics Easy

THE BIGGEST INNOVATION IN MEDICAL IMAGING SINCE THE DIGITAL X-RAY

Democratizing ultrasound so all doctors everywhere can help vastly more patients at the point of care [3]

PROBLEM

MRIs and CT Scans Are An Incomplete Solution

i. **PATIENTS** are losing,

ii. **DOCTORS** are losing, and

iii. **PAYERS** are losing[10]

PATIENTS WAIT TOO LONG

- 85% of MSK injuries not diagnosed in primary visit [8]
- Takes patient 3-5 weeks to receive diagnosis on avg.

PATIENTS SUFFER

- Most people go undiagnosed and suffer irreversible effects in later years [2]
- MSK injuries, old and new, cost 5.7% of GDP, $980B in 2014 [6]

PATIENTS PAY TOO MUCH

- Avg. Cost to Patient is $350 [1]
- MRI used too much instead of 94% cheaper ultrasound [5]

ECHO MIND Ai

Musculoskeletal Ultrasound (MSKUS)



- Used by thousands of Dr.s all over the world
- Physician CPT codes
- NIH has been encouraging use for years (19)
- 3000+ research papers (19)

PROBLEM

MSKUS is Limited in Scaleability

It's difficult for ALL Dr.s to adopt since it is very difficult to learn

16% pass rate for 1st year radiology residents with 200+ completed US exams (6)

ECHO MIND Ai

SOLUTION

IMMEDIATE DIAGNOSIS

- At the Point of Care
- No sending to 3rd party imaging

EXTREMELY EFFECTIVE

- Ultrasound just as effective as MRI (4) (13)
- Supported by 3,000 + research papers (19)

SUPER LOW COST

- 15% of MRI cost for patient (10)
- 6% of MRI cost for insurer (11) (12)

Ultrasound Completes Solution

i. **PATIENTS** win,

ii. **DOCTORS** win, and

iii. **PAYERS** win[x]

Potential for private practice doctors to earn upwards of **$108k** or more in additional annual revenue(11)(12)

ECHO MIND Ai

Why Us

AI pathology prediction for tendon tears currently 95% with new test data


Tendon Tear : True
Prob: False
Prob: True
1.0
0.5
0.0
0
20
40
60
80
100
Frame
Frame

Patent Pending

- For Musculoskeletal System
- Intense image pre-processing to color code base anatomical structures
- Guidance system for angular and positional placement
- Auto image capture
- Pathology color coding and indexing level of severity
- Pathology prediction

ECHO MIND Ai

BUSINESS MODEL

20 Scans Per Dr. Per Week

$20 Per Scan

$20,800 Per Dr. in Annual Revenue



REVENUE ECONOMICS
$60,000.00
$50,000.00
$40,000.00
$30,000.00
$20,000.00
$10,000.00
$-
Revenue Per Year
0
10
20
30
40
50
60
Scans Per Week

Revenue per Dr. will vary. Orthopedic Surgeons might perform 10 scans per week; while Chiropractic and Sports Medicine Doctors could perform as many as 10 scans per day. Additional diagnostic models scale capacity for usage.

Market Size

$1.9 BILLION

Total Addressable Market

- 900k doctors in U.S. that see patients with MSK injuries
- $20 per MSK US Diagnostic
- Assume 20 scans per week per doctor
- $18.6B worldwide market



TARGET

~900K

TARGET IN U.S.

Physician Type	# in U.S.
Physical Therapists	233,350
Rheumatologist	4,997
Primary Care	486,400
Orthopedic	25,500
ER Physicians	58,836
Podiatrist	18,000
Chiropractors	70,000
Total	**897,083**


U.S.
1MM

1 MILLION DOCTORS IN U.S.

There are 10-15 times as many doctors worldwide as in the U.S. (21)

THE TEAM



MAX HARKER

Co-Founder & CEO

Finance Executive National Law Firm, Treasury and Demand Planning Multi-Billion Dairy Company, Adjunct Professor Economics BYU-I, Founding Board Member Honey Gold Processing, M.A. Economics CU Denver, M.S. Finance CU Denver, B.A. Business CSU, Certificate Machine Learning Cornell University

CASEY CHARLEBOIS



Co-Founder & Chief Medical Officer

Doctor of Physical Therapy Arcadia University, Osteopractic Physical Therapist AAMT, M.S. Physical Therapy and M.S. Physical Science Arkansas State University, PhD Physical Therapy Nova Southeastern University, Pediatric and outpatient experience, Certified Diagnostic Musculoskeletal Ultrasound Clinician (MSKUS), Fellow American Academy Orthopedic Manual Physical Therapist



DARREN LUND

Co-Founder & Chief Information Officer

B.S. Applied Computational Math BYU, M.S. Mathematics class of 2021 BYU, Coding and Machine Learning extraordinaire

RODRIGO PARRA



Chief Technical Officer

BS Mathematics PUCC, MS Mathematics PUCC, Mathematics License KTH Royal Institute Of Technology, PhD Mathematics University of Michigan, Sr. Developer for mathematical computing software, Big Data Consultant, Sr. Data Scientist multiple startups, Machine Learning Consultant multiple startups. Certified AWS Architect

ECHO MIND Ai